SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER Section 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER Section 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

HEMET BANCORP

(Name of the Issuer)

HEMET BANCORP
HEMET FINANCIAL GROUP, INC.
John B. Brudin, Eric J. Gosch, E. Kenneth Hyatt, James B. Jaqua, Alan H. Lewis,
John J. McDonough, Joseph D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei

(Name of the Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42352 P 10 0

(CUSIP Number)

Catherine A. Frei
Executive Vice President and Chief Financial Officer
Hemet Bancorp
3715 Sunnyside Drive
Riverside, California 92506
(909) 784-5771

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Richard J. Oelhafen, Jr.
Alston & Bird LLP
601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, D.C. 20004-2601
(202) 756-3300

This statement is filed in connection with (check the appropriate box):
a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation
14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3 (c)
(ss.240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [X]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$45,031,680	$4,143

*The “transaction valuation” amount referred to above is the product of 833,920 shares of common stock (including 27,750 shares underlying stock options) and $54.00, the cash price per share to be paid in the merger.
**In accordance with Rule 0-11 under the Securities Exchange Act of 1934 the filing fee is determined by multiplying the transaction valuation by .000092

[X]  Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,143
Filing Party: Hemet Bancorp
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Date Filed: May 31, 2002

INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Statement”) initially filed on May 31, 2002, as amended by Amendment No. 1 thereto filed on June 27, 2002, is being filed jointly by Hemet Bancorp, a California corporation (“HBC”), Hemet Financial Group, Inc., a Nevada corporation (“HFG”), John B. Brudin, Eric J. Gosch, E. Kenneth Hyatt, James B. Jaqua, Alan H. Lewis, John J. McDonough, Joseph D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei in connection with the merger of HFG with and into HBC, with HBC as the surviving entity, pursuant to a Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (referred to herein as the merger agreement).

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. On May 31, 2002, HBC filed a preliminary proxy statement relating to the solicitation of proxies for the special meeting which was subsequently revised and filed on July 11, 2002 (as revised, the “Proxy Statement”). The Proxy Statement is in preliminary form and is subject to completion or revision. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

     All references in this Statement to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

ITEM l.     SUMMARY TERM SHEET.

     Item 1001

     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

     Item 1002

     (a)  The information set forth on the cover page of the Proxy Statement and in the Proxy Statement under the caption “SUMMARY TERM SHEET — The Companies” is incorporated herein by reference.

     (b)  The information set forth on the cover page of the Proxy Statement and in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Record Date"

“PRICE RANGE OF COMMON STOCK AND DIVIDENDS”

     (c)-(d) The information set forth in the Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.

     (e)  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Public Offerings” is incorporated herein by reference.

     (f)  The information set forth in the Proxy Statement under the caption “COMMON STOCK PURCHASE INFORMATION” is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSONS.

     Item 1003

     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Companies”

“INFORMATION ABOUT HEMET BANCORP”

“INFORMATION ABOUT HEMET FINANCIAL GROUP, INC.”

“INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF HEMET BANCORP — Directors”

“INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF HEMET BANCORP — Executive Officers”

“INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF HEMET FINANCIAL GROUP, INC. — Directors”

“INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF HEMET FINANCIAL GROUP, INC. — Executive Officers”

ITEM 4.     TERMS OF THE TRANSACTION.

     Item 1004

     (a)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Information about Votes Necessary for Action to be Taken”

“SUMMARY TERM SHEET — The Merger and the Merger Agreement”

“SUMMARY TERM SHEET — Reasons for the Merger”

“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS”

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES”

“GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Information about Votes Necessary for Action to be Taken”

“THE MERGER AGREEMENT”

Appendix A — Plan and Agreement of Merger

     (c)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Interests of the Directors and Executive Officers of HBC and HFG in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HEMET BANCORP”

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES — Consequences to Non-Continuing Shareholders”

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES — Consequences to Continuing Shareholders”

“THE MERGER AGREEMENT — Merger and Merger Consideration”

Appendix A — Plan and Agreement of Merger

     (d)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Dissenters’ Rights”

“DISSENTERS’ RIGHTS”

Appendix C — Dissenters’ Rights

     (e)  The information set forth in the Proxy Statement under the caption “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

     (f)  Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 1005

     (a)  The information set forth in the Proxy Statement under the caption “RELATED PARTY TRANSACTIONS” is incorporated herein by reference.

     (b)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“RELATED PARTY TRANSACTIONS”

     (e)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Interests of the Directors and Executive Officers of HBC and HFG in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HEMET BANCORP”

“THE MERGER AGREEMENT — Merger and Merger Consideration”

“RELATED PARTY TRANSACTIONS — Stock Option Agreements”

Appendix A — Plan and Agreement of Merger

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 1006

     (b)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Merger and the Merger Agreement”

“THE MERGER AGREEMENT — Merger and Merger Consideration”

     (c)(1)-(8) The information set forth in the Proxy Statement under the captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of HBC for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HBC Directors and Executive Officers for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of HFG for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HFG Directors and Executive Officers for the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“SPECIAL FACTORS — Interests of the Directors and Executive Officers of HBC and HFG in the Merger”

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Item 1013

     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Reasons for the Merger”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Determination and Recommendation of the HBC Board of Directors and Position as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of HBC for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HBC Directors and Executive Officers for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of HFG for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HFG Directors and Executive Officers for the Merger”

     (d)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Interests of the Directors and Executive Officers of HBC and HFG in the Merger”

“SPECIAL FACTORS — Effects of the Merger”

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT”

ITEM 8.     FAIRNESS OF THE TRANSACTION.

     Item 1014

     (a)-(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Information about Votes Necessary for Action to be Taken”

“SUMMARY TERM SHEET — Opinion of Financial Advisor”

“SPECIAL FACTORS — The Merger Proposal”

“SPECIAL FACTORS — Determination and Recommendation of the HBC Board of Directors and Position as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Financial Advisor to HBC”

“SPECIAL FACTORS — Position of HBC and the HBC Executive Officers as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of HFG as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of the HFG Directors and Executive Officers as to the Fairness of the Merger”

“GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Information about Votes Necessary for Action to be Taken”

“THE MERGER AGREEMENT”

Appendix B — Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P.

     (f)  Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     Item 1015

     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Opinion of Financial Advisor”

“SPECIAL FACTORS — The Merger Proposal”

“SPECIAL FACTORS — Determination and Recommendation of the HBC Board of Directors and Position as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Financial Advisor to HBC”

“SPECIAL FACTORS — Position of HBC and the HBC Executive Officers as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of HFG as to the Fairness of the Merger”

“SPECIAL FACTORS — Position of the HFG Directors and Executive Officers as to the Fairness of the Merger”

Appendix B — Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P.

ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Item 1007

     (a)-(b) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing; Source of Funds” is incorporated herein by reference.

     (c)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

“GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Solicitation of Proxies”

     (d)  Not applicable.

ITEM 11.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 1008

     (a)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HBC”

“COMMON STOCK PURCHASE INFORMATION”

     (b)  The information set forth in the Proxy Statement under the caption “COMMON STOCK PURCHASE INFORMATION — Recent Transactions” is incorporated herein by reference.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

     Item 1012

     (d)-(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Share Ownership of HBC Directors and Executive Officers”

“SUMMARY TERM SHEET — Recommendation of HBC Board of Directors”

“SUMMARY TERM SHEET — Reasons for the Merger”

“SPECIAL FACTORS — The Merger Proposal”

“SPECIAL FACTORS — Determination and Recommendation of the HBC Board of Directors and Position as to the Fairness of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HBC Directors and Executive Officers for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of the HFG Directors and Executive Officers for the Merger”

ITEM 13.     FINANCIAL STATEMENTS.

     Item 1010

     (a)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS”

“INFORMATION ABOUT HEMET BANCORP — Selected Financial Data”

“DOCUMENTS INCORPORATED BY REFERENCE”

     (b)  Not applicable.

ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 1009

     (a)-(b) The information set forth in the Proxy Statement under the caption “GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.     ADDITIONAL INFORMATION.

     Item 1011

     (b)  The information set forth in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.     EXHIBITS.

     (a)  Revised Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to the Revised Preliminary Proxy Statement on Schedule 14A of HBC, filed on July 11, 2002 (Commission No. 000-33361)).

     (b)(1) Business Loan Agreement by and between HFG and Feather River State Bank dated as of May 24, 2002.

     (b)(2) Promissory Note issued by HFG to Feather River State Bank.

     (c)(1)  Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P. dated May 22, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (c)(2) Analytical Information prepared by Alex Sheshunoff & Co. Investment Banking, L.P. for the HBC board of directors, dated May 22, 2002.

     (d)(1) Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (incorporated herein by reference to Appendix A to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (d)(2) Form of Shareholders Agreement, by and among the Continuing Shareholders and HFG.**

     (d)(3) Form of Promissory Note, by and between each Continuing Shareholder and HFG.**

     (f)(1) See “DISSENTERS’ RIGHTS” (incorporated herein by reference to the Proxy Statement referenced as Exhibit (a) to the Statement).*

     (f)(2) Section 1300 et seq. of the CGCL (incorporated herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (g)  None.

     (h)  Form of Tax Opinion of Alston & Bird LLP.

     *     Previously filed with the Schedule 13E-3, dated May 31, 2002.

     **  Previously filed with Amendment No. 1 to Schedule 13E-3, dated June 27, 2002.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HEMET BANCORP

/s/ James B. Jaqua	/s/ James B. Jaqua

By: James B. Jaqua Its: President and Chief Executive Officer	James B. Jaqua
HEMET FINANCIAL GROUP, INC	* Alan H. Lewis

/s/ James B. Jaqua	*

By: James B. Jaqua Its: President	John J. McDonough

*	*

John B. Brudin	Joseph D. Pehl

*	*

Eric J. Gosch	Kevin R. Farrenkopf

*	/s/ Catherine A. Frei

E. Kenneth Hyatt	Catherine A. Frei

*By: /s/ Catherine A. Frei Catherine A. Frei as attorney-in-fact pursuant to a power of attorney

Dated: July 10, 2002

EXHIBIT INDEX

     (a)  Revised Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to the Revised Preliminary Proxy Statement on Schedule 14A of HBC, filed on July 11, 2002 (Commission No. 000-33361)).

     (b)(1)  Business Loan Agreement by and between HFG and Feather River State Bank dated as of May 24, 2002.

     (b)(2)  Promissory Note issued by HFG to Feather River State Bank.

     (c)(1)  Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P. dated May 22, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (c)(2)  Analytical Information prepared by Alex Sheshunoff & Co. Investment Banking, L.P. for the HBC board of directors, dated May 22, 2002.

     (d)(1) Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (incorporated herein by reference to Appendix A to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (d)(2) Form of Shareholders Agreement, by and among the Continuing Shareholders and HFG.**

     (d)(3) Form of Promissory Note, by and between each Continuing Shareholder and HFG.**

     (f)(1) See “DISSENTERS’ RIGHTS” (incorporated herein by reference to the Proxy Statement referenced as Exhibit (a) to the Statement).*

     (f)(2) Section 1300 et seq. of the CGCL (incorporated herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (g)  None.

     (h)  Form of Tax Opinion of Alston & Bird LLP.

     *     Previously filed with the Schedule 13E-3, dated May 31, 2002.

     **  Previously filed with Amendment No. 1 to Schedule 13E-3, dated June 27, 2002.